Incorporated in Bermuda

Babcock & Brown Air Limited

This is to certify that

is the registered shareholder of:

No. of Shares	Type of Shares	Par Value
[ ]	**Common**	**US$ 0.001**
Date of Record	Certificate Number	% Paid
[**/**/200**]	[ ]	100%

The above shares are subject to the Memorandum of Association and Bye-laws of the Company and transferrable in accordance therewith.

Given under the Common Seal of the Company